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18007809

Securities and Exchange

MAR 01 2018

RECEIVED

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ANNUAL AUDITED REPORT FORM X-17A-5 PART III

SEC FILE NUMBER
8- 44363

FACING PAGE

Information Required of Brokers and Dealers Pursuant to Section 17 of the Securities Exchange Act of 1934 and Rule 17a-5 Thereunder

REPORT FOR THE PERIOD BEGINNING 01/01/2017 (MM/DD/YY) AND ENDING 12/31/2017 (MM/DD/YY)

A. REGISTRANT IDENTIFICATION

NAME OF BROKER-DEALER: Akin Bay Company LLC

OFFICIAL USE ONLY
FIRM I.D. NO.

ADDRESS OF PRINCIPAL PLACE OF BUSINESS: (Do not use P.O. Box No.)

780 3rd Avenue
(No. and Street)

New York (City) NY (State) 10017 (Zip Code)

NAME AND TELEPHONE NUMBER OF PERSON TO CONTACT IN REGARD TO THIS REPORT

(Area Code – Telephone Number)

B. ACCOUNTANT IDENTIFICATION

INDEPENDENT PUBLIC ACCOUNTANT whose opinion is contained in this Report*

BK Accountants CPA's PLLC
(Name – *if individual, state last, first, middle name*)

45-22 43rd Avenue (Address) Sunnyside (City) NY (State) 11104 (Zip Code)

CHECK ONE:

- [x] Certified Public Accountant
- [ ] Public Accountant
- [ ] Accountant not resident in United States or any of its possessions.

FOR OFFICIAL USE ONLY

**Claims for exemption from the requirement that the annual report be covered by the opinion of an independent public accountant must be supported by a statement of facts and circumstances relied on as the basis for the exemption. See Section 240.17a-5(e)(2)*

SEC 1410 (06-02)

Potential persons who are to respond to the collection of information contained in this form are not required to respond unless the form displays a currently valid OMB control number.

[redacted]

OATH OR AFFIRMATION

I, James Rybakoff, swear (or affirm) that, to the best of my knowledge and belief the accompanying financial statement and supporting schedules pertaining to the firm of Akin Bay Company LLC, as of December 31, 20 17, are true and correct. I further swear (or affirm) that neither the company nor any partner, proprietor, principal officer or director has any proprietary interest in any account classified solely as that of a customer, except as follows:

None

Signature

President & CEO

Title

Notary Public 02/27/2018

HYACINTH ROSE MCFARLANE
Notary Public – State of New York
NO. 01MC6281893
Qualified in New York County
My Commission Expires May 13, 2021

This report ** contains (check all applicable boxes):

- [x] (a) Facing Page.
- [x] (b) Statement of Financial Condition.
- [x] (c) Statement of Income (Loss).
- [x] (d) Statement of Changes in Financial Condition.
- [x] (e) Statement of Changes in Stockholders' Equity or Partners' or Sole Proprietors' Capital.
- [ ] (f) Statement of Changes in Liabilities Subordinated to Claims of Creditors.
- [x] (g) Computation of Net Capital.
- [ ] (h) Computation for Determination of Reserve Requirements Pursuant to Rule 15c3-3.
- [ ] (i) Information Relating to the Possession or Control Requirements Under Rule 15c3-3.
- [ ] (j) A Reconciliation, including appropriate explanation of the Computation of Net Capital Under Rule 15c3-1 and the Computation for Determination of the Reserve Requirements Under Exhibit A of Rule 15c3-3.
- [ ] (k) A Reconciliation between the audited and unaudited Statements of Financial Condition with respect to methods of consolidation.
- [x] (l) An Oath or Affirmation.
- [x] (m) A copy of the SIPC Supplemental Report.
- [ ] (n) A report describing any material inadequacies found to exist or found to have existed since the date of the previous audit.

***For conditions of confidential treatment of certain portions of this filing, see section 240.17a-5(e)(3).*

AKIN BAY COMPANY LLC

STATEMENT OF FINANCIAL CONDITION
AND RELATED NOTES
AT DECEMBER 31, 2017

BK ACCOUNTANTS CPAS, PLLC

45-22 43RD AVENUE
SUNNYSIDE, NY 11104
WWW.BKPARTNERSCPAS.COM
(718) 392 0240

REPORT OF INDEPENDENT REGISTERED PUBLIC ACCOUNTING FIRM

To the Members
of Akin Bay Company LLC
New York, New York

Opinion on the Financial Statements

We have audited the accompanying statement of financial condition of Akin Bay Company LLC as of December 31, 2017 and the related notes collectively referred to as the financial statement. In our opinion, the statement of financial condition present fairly, in all material respects, the financial position of Akin Bay Company LLC as of December 31, 2017 in conformity with accounting principles generally accepted in the United States of America.

Basis for Opinion

These financial statements are the responsibility of Akin Bay Company LLC's management. Our responsibility is to express an opinion on Akin Bay Company LLC's financial statement based on our audit. We are a public accounting firm registered with the Public Company Accounting Oversight Board (United States) (PCAOB) and are required to be independent with respect to Akin Bay Company LLC in accordance with the U.S. federal securities laws and the applicable rules and regulations of the Securities and Exchange Commission and the PCAOB.

We conducted our audit in accordance with the standards of the PCAOB. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement, whether due to error or fraud. Our audit included performing procedures to assess the risks of material misstatement of the financial statements, whether due to error or fraud, and performing procedures that respond to those risks. Such procedures included examining, on a test basis, evidence regarding the amounts and disclosures in the financial statements. Our audit also included evaluating the accounting principles used and significant estimates made by management, as well as evaluating the overall presentation of the financial statements. We believe that our audit provides a reasonable basis for our opinion.

BK Accountants CPAs, PLLC

We have served as Akin Bay Company LLC's auditor since 2014.

Sunnyside, NY
February 27, 2018

AKIN BAY COMPANY LLC
STATEMENT OF FINANCIAL CONDITION
DECEMBER 31, 2017

Assets		
Cash and cash equivalents	$	135,363
Property and equipment, net of accumulated depreciation		152,275
Security deposit		45,732
Prepaid expenses		32,934
Total Assets	**$**	**366,304**
Liabilities and Members' Equity		
Accounts payable		69,082
Total Liabilities	$	69,082
Members' equity		297,222
Total Liabilities and Members' Equity	**$**	**366,304**

See accompanying notes to Statement of Financial Condition.

1) NATURE OF OPERATIONS AND SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES

Nature of Operations

Akin Bay Company LLC (the "Company") was organized as a limited liability company under the laws of the State of New York on June 19, 1996. The Company is a broker-dealer registered with the Securities and Exchange Commission (SEC) and is a member of the Financial Industry Regulatory Authority (FINRA) and Securities Investor Protection Corporation (SIPC). The Company primarily engages in providing investment banking and advisory services to its clients. The Company is exempt from rule 15c3-3 of the SEC under paragraph (k)(2)(i) of that rule.

Basis of Accounting

Revenues and expenses are recorded on the accrual basis of accounting in accordance with accounting principles generally accepted in the United States of America.

Cash and Cash Equivalents

The Company considers all highly liquid investments, with maturities of three months or less when purchased to be cash equivalents.

Accounts Receivable

Investment banking income due but not yet received that is expected to be collected within one year is recorded as accounts receivable at net realizable value. In the situation the transaction closes but there are certain contingent milestones the company will not record, the receivable until all contingencies are met. If amounts become uncollectible, they will be charged to operations when that determination is made.

Property and Equipment

Property and equipment are recorded at cost. Depreciation for property and equipment is provided using the straight-line method for financial reporting purposes at rates based on the following estimated useful lives:

	Years
Leasehold improvements	Lease term
Office equipment	5
Furniture and fixtures	5

1) NATURE OF OPERATIONS AND SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES (CONT'D)

RECENTLY ISSUED ACCOUNTING PRONOUNCEMENTS

The Financial Accounting Standards Board (the "FASB") has established the Accounting Standards Codification ("Codification" or "ASC") as the authoritative source of generally accepted accounting principles ("GAAP") recognized by the FASB. The principles embodied in the Codification are to be applied by nongovernmental entities in the preparation of financial statements in accordance with GAAP in the United States. New accounting pronouncements are incorporated into the ASC through the issuance of Accounting Standards Updates ("ASUs").

For the year ending December 31, 2017, various ASUs issued by the FASB were either newly issued or had effective implementation dates that would require their provisions to be reflected in the financial statements for the year then ended. The Company has either evaluated or is currently evaluating the implications, if any, of each of these pronouncements and the possible impact they may have on the Company's financial statements. In most cases, management has determined that the pronouncement has either limited or no application to the Company and, in all cases, implementation would not have a material impact on the financial statements taken as a whole.

Use of Estimates

The preparation of financial statements in conformity with generally accepted accounting principles requires management to make estimates and assumptions that affect the reported amounts of assets and liabilities and disclosures of contingent assets and liabilities at the date of the financial statements and the reported amounts of revenues and expenses during the reporting period. Actual results could differ from those estimates.

2) PROPERTY AND EQUIPMENT

The following is a summary of property and equipment less accumulated depreciation as of December 31, 2017. Depreciation expense for the year then ended was $16,162.

Leasehold improvements	$ 59,560
Office equipment	9,177
Furniture and fixtures	86,203
	154,940
Less: accumulated depreciation	2,665
	$ 152,275

During the year ended December 31, 2017, property and equipment and accumulated depreciation totaling $197,964 was written off as no longer used in operations.

3) CONCENTRATIONS OF RISK

The Company maintains its cash balances at a major financial institution. The balances are insured by the Federal Deposit Insurance Corporation ("FDIC") up to $250,000. The Company from time to time, has had an amount greater than $250,000 in cash on deposit.

The Company engages in various investment banking and advisory services. In the event customers do not fulfill their obligations, the Company may be exposed to small amount of risk relating to its out-of-pocket expenses. The risk of default depends on the creditworthiness of the customers. It is the Company's policy to review, as necessary, the credit standing of each customer.

4) COMMITMENTS

The Company leases its office space under the terms of a non-cancelable operating lease expiring on June 29, 2023. The Company also leases an automobile under a non-cancelable operating lease expiring on February 29, 2020.

The company has a cash deposit of $45,732 for the office lease.

Future minimum lease payments under the non-cancelable leases are as follows:

Year ending December 31,	
2018	$ 193,059
2019	196,633
2020	183,527
2021	182,336
2022	182,336
Thereafter	91,168
Total	$ 1,029,059

5) NET CAPITAL REQUIREMENTS

The Company is subject to the Securities and Exchange Commission Uniform Net Capital Rule (SEC Rule 15c3-1), which requires the maintenance of minimum net capital and requires that the ratio of aggregate indebtedness to net capital, both as defined, shall not exceed 15 to 1. At December 31, 2017, the Company had net capital of $66,281 which is $61,281 in excess of its required net capital of $5,000. The Company's net capital ratio at December 31, 2017 was 1.04 to 1.

6) SUBSEQUENT EVENTS

The company has evaluated all subsequent events through February 27, 2018 the date which the financial statements were issued.